June 10, 2025

Nick Bhargava
Chief Executive Officer
Groundfloor Loans 2 LLC
1201 Peachtree St NE, Suite 1104
400 Colony Square
Atlanta, GA 30361

       Re: Groundfloor Loans 2 LLC
           Amended Offering Statement on Form 1-A
           Filed June 3, 2025
           File No. 024-12552
Dear Nick Bhargava:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2025 letter.

Amended Offering Statement on Form 1-A filed June 3, 2025
General

1. We note that you continue to include statements in your test the waters materials filed as Exhibit 13 that investors should sit back and relax as your money hits the target rate of 10%. We also note your website includes numerous statements about your targeted
       10% return of your Flywheel portfolio. Please revise to distinguish clearly between the offering of securities by Groundfloor Loans 2 and other offerings and remove disclosure that would indicate a projected, targeted or expected return insofar as such projections would apply to securities of Groundfloor Loans 2. As previously noted in our January 24, 2025 letter, the company is a blind pool, and does not appear to have a basis for such projected returns.
 June 10, 2025
Page 2

Appendix A: Prior Performance Tables
Table 1 - Experience in Raising and Investing Funds, page A-1

2. Please explain and/or revise your disclosure to reconcile the dollar amounts raised
       (100%) for Groundfloor Finance Inc. and Groundfloor Real Estate 1 LLC as disclosed in Table I with the disclosure of aggregate dollar amounts raised for the two LRO
       Programs as disclosed in Table IV.
Table III - Annual Operating Results of Prior Real Estate Programs, page A-3

3. We note your response to prior comment 4. It appears that amounts presented as
       "Gross revenues" for Groundfloor Finance Inc. actually reflect revenues, net of interest expense. Please revise the label of this line item or advise. Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at
202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Zachary Fallon, Esq.